news release

Zi Corporation Announces Appointment of New Transfer Agent

CALGARY, AB, February 13, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the appointment of Olympia Trust Company as its new transfer agent and registrar, effective January 20, 2004. Headquartered in Calgary, Alberta, Olympia Trust Company replaces CIBC Mellon Trust Company.

Shareholders seeking information regarding stock transfer, lost certificates, address changes, or registration of shares may contact Olympia Trust Company at the following address:

Olympia Trust Company Suite 2300, 125-9th Avenue S.E. Calgary, Alberta T2G 0P6 Canada	Telephone: (403) 261-0900 Facsimile: (403) 265-1455

Transfers of Certificates may also be delivered to our co-transfer agent at the following address:

Equity Transfer Services Inc. 120 Adelaide Street W, Suite 420 Toronto, Ontario M5H 4C3 Canada	Telephone: (416) 361-0152 Facsimile: (416) 361-0470

Zi Corporation would like to express its appreciation to its previous transfer agent, CIBC Mellon Trust Company, for its many years of excellent service.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:
Allen & Caron Inc	Zi Corporation
Jill Bertotti	Dale Kearns, Chief Financial Officer	Intelligent Interface Solutions
(949) 474-4300	(403) 233-8875
jill@allencaron.com	investor@zicorp.com